Exhibit 99.9

BEHRE DOLBEAR
founded 1911 MINERALS INDUSTRY ADVISORS
BEHRE DOLBEAR & COMPANY (USA), INC.

May 8, 2012

CONSENT OF QUALIFIED PERSON

To:	British Columbia Securities Commission
Ontario Securities Commission

And to:	Petaquilla Minerals, Ltd. (the “Company”)

I, Richard S. Kunter, Ph.D., AusIMM CP 100346 and MMSAQP 01217, consent to the public filing of the technical report titled “Molejón Project NI 43-101 Technical Report Donoso District, Colon Province Republic of Panamá” dated May 1, 2012 (the “Technical Report”) and any extracts from or summary of the Technical Report in the news release of the Company dated May 8, 2012 (the “Disclosure Document”), and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I further consent to: (a) the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public; (b) the publication of the Technical Report by the Company on its website or otherwise; and (c) all other uses by the Company of the Technical Report or excerpts thereof in connection with its business.

I also certify that I have read the Disclosure Document and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 8th day of May 2012.

BEHRE DOLBEAR & COMPANY (USA), INC.

/s/ Richard S. Kunter
Richard S. Kunter, Ph.D., AusIMM CP 100346 and MMSAQP 01217

999 Eighteenth Street, Suite 1500 Denver, CO 80202 303-620-0020 fax 303-620-0024
BEIJING CHICAGO DENVER GUADALAJARA HONG KONG LONDON NEW YORK
SANTIAGO SYDNEY TORONTO ULAANBAATAR VANCOUVER
www.dolbear.com